                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                              THERMO FIBERGEN INC.
                            (Name of Subject Company)

                              THERMO FIBERGEN INC.
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 CUSIP 88355U109
                      (CUSIP Number of Class of Securities)

                         COMMON STOCK REDEMPTION RIGHTS
                         (Title of Class of Securities)

                                 CUSIP 88355U117
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                              David C. Phelan, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE


Transaction Valuation(1): $60,116,250        Amount of Filing Fee(2): $12,023.25

--------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                     Not applicable
         Form or Registration No.:                   Not applicable
         Filing Party:                               Not applicable
         Date Filed:                                 Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]    third-party tender offer subject to Rule 14d-1.

         [X]    issuer tender offer subject to Rule 13e-4.

         [X]    going-private transaction subject to Rule 13e-3.

         [ ]    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO relates to the obligation (the "Offer") of Thermo Fibergen Inc., a Delaware corporation (the "Company"), to redeem up to 4,715,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), from holders of its Common Stock Redemption Rights (the "Redemption Rights"). The Company issued the Redemption Rights as units with its Common Stock at the time of its initial public offering in 1996. Each Redemption Right entitles the holder to surrender for redemption during the months of September 2000 and September 2001 one Share for each Redemption Right exercised for a redemption price of $12.75 net to the surrendering holder in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the certificates representing the Redemption Rights.

ITEM 1.   SUMMARY TERM SHEET.

         BEFORE YOU MAKE ANY DECISION WHETHER TO EXERCISE ANY COMMON STOCK REDEMPTION RIGHTS, YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS TENDER OFFER STATEMENT AND RULE 13e-3 TRANSACTION STATEMENT.

- Redemption; Purpose of the Offer. During the months of September 2000 and September 2001, Thermo Fibergen will redeem from surrendering holders one share of Thermo Fibergen common stock for each share of common stock surrendered for redemption with a common stock redemption right. Thermo Fibergen will only redeem shares of its common stock if the holder surrenders both the redemption right and share of common stock. The purpose of this offer is to comply with Thermo Fibergen's obligations under the common stock redemption rights. Thermo Fibergen issued the common stock redemption rights as units together with its common stock in Thermo Fibergen's initial public offering in 1996. Thermo Fibergen is not offering to purchase any shares of its common stock other than pursuant to the exercise of outstanding common stock redemption rights. See Item 4 for more information regarding the material terms of the common stock redemption rights.

- Redemption Price. The redemption price for each share of common stock that a holder surrenders for redemption together with a common stock redemption right is $12.75. This price is equal to the initial public offering price on September 13, 1996 of units consisting of one share of Thermo Fibergen common stock and one redemption right. The last reported sale prices of Thermo Fibergen common stock and redemption rights on the American Stock Exchange on August 25, 2000 were $12.00 per share of common stock and $0.75 per redemption right. See Item 2 for more information regarding the trading range of Thermo Fibergen common stock.

- Fairness of the Redemption Price. The redemption price was determined at the time of Thermo Fibergen's initial public offering. Although Thermo Fibergen's board of directors is not setting the terms of the redemption rights at this time, Thermo Fibergen's board of directors has determined that the terms of the redemption rights, including the redemption price, are fair to the Thermo Fibergen stockholders who elect to exercise such rights during September 2000. See Item 13.

- Conditions to the Redemption. Thermo Fibergen's obligation to redeem shares of common stock is contingent upon compliance with applicable law, including the requirement under Delaware General Corporation Law that Thermo Fibergen have sufficient capital surplus to redeem its shares of common stock. Thermo Fibergen believes that it will have sufficient capital surplus during the September 2000 redemption period to redeem any shares of common stock surrendered for redemption pursuant to the outstanding common stock redemption rights. Thermo Fibergen is not required to redeem shares of its common stock pursuant to the common stock redemption rights at any time when Thermo Fibergen's capital is impaired, if the redemption would impair Thermo Fibergen's capital or if Thermo Fibergen is otherwise prohibited by law from redeeming the shares of its common stock.

- Possible Delay in Payment. Thermo Fibergen may delay the redemption of common stock pursuant to the common stock redemption rights if the Securities and Exchange Commission has not completed its review of this Tender Offer Statement and Rule 13e-3 Transaction Statement prior to the date on which the redemption period expires or we are otherwise prohibited by law from redeeming surrendered shares of common stock. In any such event, we will pay the redemption price for the common stock redemption rights that holders properly exercise during the redemption period to the extent that we are legally permitted to do so and we will pay for surrendered shares in full as soon as possible after the legal prohibition or impediment no longer applies. In the event that the payment for any redemption is so deferred, the redemption price will bear interest at an annual rate equal to the base rate of Fleet National Bank. See Item 4 for more information of the conditions to the redemption.

- Redemption Rights and Common Stock Outstanding. As of July 31, 2000, 14,172,600 shares of Thermo Fibergen common stock were outstanding. Thermo Fibergen is a majority-owned subsidiary of Thermo Fibertek Inc., which in turn is a majority-owned subsidiary of Thermo Electron Corporation. As of July 31, 2000, Thermo Fibertek held 10,419,350 shares of Thermo Fibergen common stock and Thermo Electron held 14,750 shares of Thermo Fibergen common stock. Together, Thermo Fibertek and Thermo Electron owned, as of July 31, 2000, approximately 74% of the outstanding shares of Thermo Fibergen common stock. As of July 31, 2000, 4,715,000 common stock redemption rights were outstanding, none of which were held by Thermo Fibertek or Thermo Electron. Consequently, as of July 31, 2000, there were 976,500 fewer shares of Thermo Fibergen common stock held by stockholders other than Thermo Fibertek and Thermo Electron than outstanding common stock redemption rights.

- Redemption Period. The 2000 redemption period commences on September 1, 2000 and expires at 5:00 p.m., New York City time, on September 30, 2000. We will treat as invalid the surrender for redemption of common stock and common stock redemption rights before the redemption period commences or after it expires. Holders of unexercised redemption rights will again be able to exercise such rights during the month of September 2001. See "Possible Delay in Payment" above.

- Procedures for Exercising the Redemption Rights. In order to have Thermo Fibergen redeem your shares of Thermo Fibergen common stock during the September 2000 redemption period, you must:

         - Be the holder of record of common stock redemption rights for the number of shares of common stock that you want to surrender for redemption;

         - Be the holder of record of the number of shares of common stock that you want to surrender for redemption;

         - Complete the information on the back of your common stock redemption rights certificate; indicate the number of shares of common stock you are surrendering; execute the certificate and transmit the certificates for the shares of common stock and the redemption rights certificate to American Stock Transfer & Trust Company, Thermo Fibergen's transfer agent, between September 1, 2000 and September 30, 2000 at the following address: 40 Wall Street, 46th Floor, New York, New York 10005, Attention: Reorganization Department. You must duly endorse in blank the certificates for the shares of common stock being surrendered for redemption. In the event that you exercise fewer than all of the redemption rights represented by the redemption right certificate or elect to redeem fewer than the number of shares of common stock represented by the stock certificate surrendered for redemption, Thermo Fibergen will issue you a new certificate for the redemption rights or shares of common stock that you do not exercise or surrender for redemption.

         - If you hold your shares of Thermo Fibergen common stock or the common stock redemption rights through a broker or other intermediary, you should contact your broker or intermediary to determine how to exercise the common stock redemption rights that you beneficially own. If you are not a record holder of either the common stock or the common stock redemption rights, you may not surrender your shares of common stock except through the record holder.

- Payment for Redeemed Shares. If you validly surrender for redemption your shares of Thermo Fibergen common stock in accordance with the terms of the common stock redemption rights, we will pay for the shares of Thermo Fibergen Common Stock that you surrender within five business days after the 2000 redemption period expires, or such later date as may be permitted by the terms of the common stock redemption rights.

- Withdrawal of Shares Surrendered for Redemption. You may withdraw your surrender of Thermo Fibergen common stock and common stock redemption rights at any time on or prior to 5:00 p.m., New York City time, on September 30, 2000. In order for a withdrawal to be effective, Thermo Fibergen's transfer agent must receive written notice of your withdrawal at the address set forth above on or prior to 5:00 p.m., New York City time on September 30, 2000.

- Termination of Redemption Rights. The redemption rights will expire and become worthless in the event that

         -         prior to the beginning of the 2000 exercise period, or

         - after the end of the 2000 exercise period and prior to the beginning of the 2001 exercise period,

         the closing price of Thermo Fibergen common stock, as reported on the principal trading market for such common stock, has been at least 150% of the redemption price for 20 of any 30 consecutive trading days. Neither Thermo Electron Corporation nor any of its subsidiaries may purchase any shares of Thermo Fibergen common stock on any of such days during such 30 day period.

- Source of Funds. Thermo Fibergen intends to use its own working capital to fund the redemption. If additional funds are required, Thermo Fibergen's parent corporation, Thermo Fibertek Inc., will loan Thermo Fibergen the required amount. See Item 7 for more information on the funding of the redemption.

- Consequences of the Redemption. Depending upon the number of shares of Thermo Fibergen common stock surrendered for redemption during the 2000 redemption period, the exercise of common stock redemption rights may have the following consequences:

         - The American Stock Exchange may delist Thermo Fibergen common stock and/or the common stock redemption rights if the redemption of shares of Thermo Fibergen common stock reduces the number of publicly held shares of common stock or common stock redemption rights or the number of holders of common stock or common stock redemption rights to a number less than that required under the Exchange's minimum listing criteria. After the 2000 redemption period, we plan to evaluate the benefits and detriments of seeking to delist the common stock and common stock redemption rights and may determine to delist. Even if Thermo Fibergen's common stock is not delisted after the 2000 redemption period, the reduction in the number of shares of common stock outstanding may adversely affect the market, including the trading volume, for Thermo Fibergen common stock after the 2000 redemption period expires.

         - If a sufficient number of holders of common stock redemption rights surrender shares for redemption during the 2000 redemption period, Thermo Fibergen may be able to deregister the common stock and common stock redemption rights and terminate its reporting obligations under the Securities Exchange Act of 1934, including its obligation to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Tender Offer Statement and Rule 13e-3 Transaction Statement. If we are entitled to deregister the common stock and the common stock redemption rights under the Exchange Act, we plan to evaluate the benefits and detriments of deregistration after the 2000 redemption period and may determine to deregister the common stock or the common stock redemption rights. We will only be able to deregister if the common stock is no longer listed on the American Stock Exchange.

         - Since Thermo Fibergen will not be redeeming any shares of common stock held by Thermo Fibertek or Thermo Electron and the number of outstanding shares of common stock may decrease due to exercise of common stock redemption rights, Thermo Fibertek may own after the 2000 redemption period 90% or more of the outstanding shares of Thermo Fibergen common stock. If Thermo Fibertek owns 90% or more of the outstanding shares of Thermo Fibergen common stock, Thermo Fibertek will be able to cause Thermo Fibergen to merge with Thermo Fibertek without any action by the board of directors or stockholders of Thermo Fibergen. While Thermo Fibertek does not currently plan to merge Thermo Fibergen into Thermo Fibertek, Thermo Fibertek plans to evaluate the benefits and detriments of a merger after the 2000 redemption period and may determine to merge Thermo Fibergen into Thermo Fibertek.

         - If you do not surrender your shares of Thermo Fibergen common stock, your shares will remain outstanding after the 2000 redemption period expires.

ITEM 2.   SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The subject company is Thermo Fibergen Inc. (the "Company"). The principal executive offices of the Company are located at 8 Alfred Circle, Bedford, Massachusetts 01730, and its telephone number is (781) 622-1000.

         (b) Securities. The exact title of the class of equity securities to be redeemed by the Company is: Common Stock, par value $0.01 per share, of the Company.

         As of July 31, 2000, 14,172,600 Shares were outstanding. The Company is a majority-owned subsidiary of Thermo Fibertek Inc. ("Thermo Fibertek"), which in turn is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). As of July 31, 2000, Thermo Fibertek held 10,419,350 shares of Thermo Fibergen common stock and Thermo Electron held 14,750 shares of Thermo Fibergen common stock. Together, Thermo Fibertek and Thermo Electron owned, as of July 31, 2000, approximately 74% of the outstanding shares of Thermo Fibergen common stock.

         As of July 31, 2000, the Company also had 4,715,000 Redemption Rights outstanding. Neither Thermo Fibertek nor Thermo Electron owned any Redemption Rights on that date. Consequently, as of July 31, 2000, there were 976,500 fewer Shares held by stockholders of the Company other than Thermo Fibertek and Thermo Electron than outstanding Redemption Rights.

         A Redemption Right entitles the holder thereof, at the holder's option, to require the Company to redeem for cash, during a specified period in 2000 and 2001, one Share for $12.75, adjusted as provided below. The 2000 exercise period begins on September 1, 2000 and ends on September 30, 2000 (the "2000 Exercise Period"). The 2001 exercise period begins on September 1, 2001 and ends on September 30, 2001 (the "2001 Exercise Period"). This Tender Offer Statement and Rule 13e-3 Transaction Statement is being filed because the Securities and Exchange Commission may deem the 2000 Exercise Period to constitute the commencement of a going private transaction under Rule 13e-3 and a tender offer by the Company for the Shares which could be redeemed by the Company pursuant to the outstanding Redemption Rights.

         (c) Trading Market and Price. The Shares and the Redemption Rights are listed on the American Stock Exchange under the symbols "TFG" and "TFGR", respectively. The following table sets forth the high and low closing prices per Share and

Redemption Right on the American Stock Exchange, as reported in publicly available sources for each of the periods indicated.



                                                    COMMON STOCK                    REDEMPTION RIGHT
                                               ----------------------           -----------------------

FISCAL YEAR ENDED JANUARY 2, 1999:              HIGH             LOW             HIGH            LOW
                                               -------         ------           ------          -------
   1st Quarter...............................  $ 9.625         $ 8.50           $3.50           $2.625
-------------------------------------------------------------------------------------------------------
   2nd Quarter...............................  $ 9.875         $ 8.875          $3.125          $2.8125
-------------------------------------------------------------------------------------------------------
   3rd Quarter...............................  $ 9.6875        $ 7.25           $5.125          $2.625
-------------------------------------------------------------------------------------------------------
   4th Quarter...............................  $ 7.875         $ 7.25           $4.875          $3.125
-------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED JANUARY 1, 2000:
-------------------------------------------------------------------------------------------------------
   1st Quarter...............................  $ 9.375         $ 8.50           $3.375          $2.50
-------------------------------------------------------------------------------------------------------
   2nd Quarter...............................  $11.75          $ 9.0625         $2.50           $1.00
-------------------------------------------------------------------------------------------------------
   3rd Quarter...............................  $11.50          $11.1875         $1.375          $1.0625
-------------------------------------------------------------------------------------------------------
   4th Quarter...............................  $12.1875        $ 9.75           $1.9375         $0.875
-------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDING JANUARY 1, 2001:
-------------------------------------------------------------------------------------------------------
   1st Quarter...............................  $12.25          $11.625          $0.9375         $0.8125
-------------------------------------------------------------------------------------------------------
   2nd Quarter...............................  $12.4375        $11.25           $1.00           $0.50
-------------------------------------------------------------------------------------------------------
   3rd Quarter (through August 25, 2000).....  $12.50          $11.50           $0.75           $0.63
-------------------------------------------------------------------------------------------------------


         As of July 31, 2000, there were 30 holders of record of the Shares and 295 beneficial owners of the Shares. As of July 31, 2000, there were 25 holders of record of the Redemption Rights.

         On August 25, 2000, the closing sale prices per Share and Redemption Right, as reported on the American Stock Exchange, were $12.00 and $0.75 , respectively.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)   Name and Address. The filing person is Thermo Fibergen Inc.
The principal executive offices of Thermo Fibergen are located at 8 Alfred Circle, Bedford, Massachusetts 01730, and its telephone number is (781) 622-1000. The Company operates in two business segments: fiber recover and water clarification services and cellulose based products. The Company is a majority-owned subsidiary of Thermo Fibertek Inc., a Delaware corporation, the address of which is 245 Winter Street, Waltham, Massachusetts 02454. Thermo Fibertek is a majority-owned subsidiary of Thermo Electron Corporation. Thermo Electron is a Delaware corporation and is engaged in the business of developing, manufacturing and selling measurement and detection instruments that its customers use to monitor, collect, and analyze data. Thermo Electron's address is 81 Wyman Street, Waltham, Massachusetts 02451. The name and business address of each of the executive officers and directors of Thermo Fibergen and Thermo Electron are set forth on Schedule I hereto.

ITEM 4.   TERMS OF THE TRANSACTION.

         (a) Material Terms. During the 2000 Exercise Period, holders of Redemption Rights may require the Company to redeem one Share for each Redemption Right exercised by such holder. Redemption Rights entitling the holders to require the Company to redeem 4,715,000 Shares were outstanding as of July 31, 2000. Upon the valid exercise of the Redemption Rights during the period beginning on September 1, 2000 and ending on September 30, 2000, the Company will pay cash in the amount of $12.75 per share of Common Stock that the Company redeems, adjusted as provided below (the "Redemption Price"). Certificates for Redemption Rights may be exercised in whole or in part.

         In order to have the Company redeem your Shares during the September 2000 redemption period, you must:

              - Be the holder of record of Redemption Rights for the number of Shares that you want to surrender for redemption;

              - Be the holder of record of the number of Shares that you want to surrender for redemption;

              - Complete the information on the back of your Redemption Rights Certificate, indicate the number of Shares being surrendered, execute the Certificate and transmit the certificates for the Shares and the Redemption Rights Certificate to American Stock Transfer & Trust Company, Thermo Fibergen's transfer agent, between September 1, 2000 and September 30, 2000 at the following address: 40 Wall Street, 46th Floor, New York, New York 10005, Attention: Reorganization Department. You must duly endorse in blank the certificates for the Shares being surrendered for redemption. In the event that you exercise fewer than all of the Redemption Rights represented by the Redemption Rights Certificate or elect to redeem fewer than the number of Shares represented by the stock certificate surrendered, the Company will issue a new certificate for the Redemption Rights or Shares that you do not exercise or surrender for redemption.

         If you hold your Shares or Redemption Rights through a broker or other intermediary, you should contact your broker or intermediary to determine how to exercise the Redemption Rights that you beneficially own. If you are not a record holder of both the Shares and the Redemption Rights, you may not surrender for redemption your Shares except through the record holder.

         If you validly surrender your Shares in accordance with the terms of the Redemption Rights, we will pay for the Shares that you surrender within five business days after the 2000 Exercise Period expires (or such later date as may be permitted by the terms of the Redemption Rights).

         The 2000 Exercise Period expires at 5:00 p.m., New York City time, on September 30, 2000. Unless required to comply with applicable law, the 2000 Exercise Period will not be extended. Holders of Redemption Rights may withdraw the exercise of any Redemption Right surrendered for exercise at any time on or prior to 5:00 p.m., New York City time on September 30, 2000 by delivering a written notice of withdrawal to the Company's transfer agent at the address set forth above.

         The obligation of the Company to redeem Shares upon exercise of the Redemption Rights is contingent upon compliance with Delaware General Corporation Law Section 160. If at any time the Company's capital is impaired or the redemption of the Shares would cause an impairment of the Company's capital, or if the Company is otherwise prohibited by law from redeeming the Shares, the redemption of the Shares validly surrendered for redemption during the 2000 Exercise Period will occur to the extent permissible and, to the extent permitted, as soon as possible after the legal prohibition or impediment is no longer applicable. In the event that the payment for any redemption is so deferred, the redemption price shall bear interest at an annual rate equal to the base rate of Fleet National Bank.

         If at any time or from time to time prior to September 30, 2001, any of the following shall occur:

              -   a capital reorganization of the Common Stock;

              - a merger or consolidation of the Company with or into another corporation;

              - the liquidation or dissolution of the Company or the sale of all or substantially all of the Company's assets to any other person;

              - payment of a dividend in Shares or Redemption Rights or a distribution made in Shares or Redemption Rights, or a distribution to all holders of Shares of a security or right convertible into or exchangeable for Shares;

              -   a subdivision of outstanding Shares or Redemption Rights;

              - the combination of the outstanding Shares or Redemption Rights into a smaller number of Shares or Redemption Rights; or

              - the issuance of other securities of the Company by reclassification of the Company's Shares or Redemption Rights (including any such reclassification in connection with a consolidation or merger in which the Company is the surviving corporation) or similar event;

then as a part of such event, effective provision shall be made in a manner determined by the Board of Directors of the Company so that the holders of Redemption Rights shall thereafter be entitled to surrender for redemption the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such event, to the end that the provisions of the Redemption Rights shall be applicable after that event in as nearly equivalent a manner as may be practicable.

         The Redemption Rights will expire and become worthless in the event that

              -   prior to the beginning of the 2000 Exercise Period or

              - after the end of the 2000 Exercise Period and prior to the beginning of the 2001 Exercise Period,

the closing price of the Company's Common Stock as reported on the principal trading market for such Common Stock has been at least 150% of the Redemption Price, as adjusted as provided above, for 20 of any 30 consecutive trading days. Neither Thermo Electron nor any of its subsidiaries may purchase any Shares on any of such days during such 30 day period.

         Certain Federal Income Tax Consequences. The following is a general summary of the material U.S. federal income tax consequences of the exercise of Redemption Rights. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Tender Offer Statement and Rule 13e-3 Transaction Statement. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose Shares were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation) and does not address any aspect of state, local, foreign or other taxation.

         Because of the unique features of the Redemption Rights, the tax consequences of their exercise is unclear. The discussion below represents the Company's view of the possible federal income tax consequences of the exercise that are most likely to result. The discussion is provided for general information purposes only, and it is possible that the federal income tax consequences of the exercise of the Redemption Rights may be different than those discussed.

         PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE EXERCISE OF THE REDEMPTION RIGHTS UNDER U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

         - Treatment of Shares as Equity. The Company intends to treat the Shares as equity for federal income tax purposes. Whether the Shares are equity for federal income tax purposes during the period prior to the expiration of the Redemption Rights is a question of fact, and no one factor is conclusive. Although no definitive set of relevant factors exists, Section 385 of the Code lists five factors that "may" be taken into account in regulations, yet to be issued, setting forth rules for determining whether an interest in a corporation is to be treated as equity or debt for federal income tax purposes. These factors are (1) whether there is a written unconditional promise to pay on demand or on a specified date a sum certain in money in return for an adequate consideration in money or money's worth, and to pay a fixed rate of interest, (2) whether there is a subordination to or preference over any indebtedness of the corporation, (3) the ratio of debt to equity of the corporation, (4) whether there is convertibility into the stock of the corporation, and (5) the relationship between holdings of stock in the corporation and the holdings of the interest in question. The Internal Revenue

              Service has indicated that the intent of the parties in creating the instrument is a factor that may be taken into account as well.

              An analysis of the foregoing factors indicates that it is likely, although not certain, that the Shares will be treated as equity for tax purposes even prior to the expiration of the Redemption Rights. The Company is obliged to redeem the Shares for a fixed amount of money upon exercise of Redemption Rights at essentially predetermined dates, raising the possibility that the Shares will be treated as convertible debt. However, no provisions for interest payments or guaranteed dividends of any sort are made. The Company is also prohibited from redeeming the Shares to the extent that such redemptions would cause or increase any impairment of the Company's capital or if such redemptions are otherwise prohibited by law. Furthermore, the Shares are subordinated to all indebtedness of the Company, the Shares are voting stock, there are no "conversion" rights other than a possible "deemed" conversion at the time of expiration of the Redemption Rights, and, finally, the parties intend to create an equity interest notwithstanding the contrary treatment for financial accounting purposes.

              The discussion that follows is premised on the characterization of the Shares as equity and not as convertible debt. If the Shares were to be treated as debt, certain other considerations would apply. For example, redemptions by the Company of the Shares would not be subject to the rules of Section 302 of the Code, as discussed below, but would instead be treated as payments of principal and interest.

        - Consequences of the Exercise of a Redemption Right. The amount of cash received by a holder of Shares upon exercise of a Redemption Right will be treated either as (i) a distribution by the Company in exchange for the Share redeemed, in which case the holder will recognize gain or loss measured by the difference between the amount realized and the holder's tax basis for the Share surrendered (including the holder's tax basis in the Redemption Right exercised with respect to such Share) or (ii) a distribution of property to which Section 301 of the Code applies (that is, as a dividend, to the extent of the Company's earnings and profits; see "Distribution Treatment," below) to the extent the distribution exceeds the holder's tax basis in the Redemption Right. For this purpose, the determination of whether the distribution will be treated as an exchange for stock or as a Code
              Section 301 distribution will be made in accordance with the provisions of Section 302 of the Code, as explained below.

              Under Section 302 of the Code, a holder will be treated as having sold the holder's Shares (rather than having received a Code
              Section 301 distribution) upon the redemption of a Share pursuant to the exercise of a Redemption Right if (1) the redemption results in the complete termination of the holder's interest in the Company, (2) the holder's percentage ownership of the outstanding Common Stock of the Company (and any other voting stock) immediately after such redemption is less than 80% of such holder's percentage ownership of the total of such outstanding stock immediately before the redemption or (3) the distribution from the Company upon such redemption is not "essentially equivalent to a dividend" based on the individual holder's particular facts and circumstances. For purposes of making these determinations, the holder's percentage ownership will in general be calculated by taking into account all Shares owned by him, including those deemed to be owned by him pursuant to Section 318 of the Code. Section 318 of the Code provides that in applying the above rules, a holder is considered to own shares directly or indirectly owned by certain members of the holder's family or certain related entities and to own shares with respect to which the holder holds options.

              For a redemption to qualify as "not essentially equivalent to a dividend," it must result in a "meaningful reduction" in the holder's percentage interest in the Company. The Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a small shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction," absent special circumstances. In applying these rules, other transactions that are part of an overall plan may be taken into account to determine the decrease, if any, of a shareholder's percentage interest. Under such an approach, it is likely that the exercise of Redemption Rights by other holders of Shares will have to be taken into account in determining whether a particular holder's percentage interest is reduced. In a case in which a holder would have an increase in his percentage interest after the exercise of the Redemption Right (for example, if such holder redeemed a lesser percentage of his shares as compared to other Share holders), the holder could avoid dividend treatment by selling Shares rather than redeeming them.

         - Sale or Exchange Treatment. If a redemption is treated as a sale or exchange of a Share (rather than as a Code Section 301 distribution), any gain or loss recognized will be capital gain or loss if the redeemed Share is held as a capital asset. Such gain or loss will be long term capital gain if the holding period of such Share exceeds one year.

              Under certain circumstances the holding period of a Share holder with respect to a Share may have been suspended. In particular, it is possible that a Redemption Right will be characterized for federal income tax purposes as an option to sell a Share. In that case, it is possible that the short sale rules of Section 1233 of the Code would apply, resulting in, among other possible results, suspension of the holding period of a number of Shares equal to the number of Shares subject to the Redemption Right until the expiration of the Redemption Right. Whether Section 1233 of the Code would apply to suspend any Share holder's holding period for Shares will depend on a variety of factual determinations with respect to the holder, including the timing of the holder's acquisition of Redemption Rights and corresponding Shares. Accordingly, Share holders should consult their own tax advisors regarding the application of Code Section 1233.

              It is likely that a Share and any related Redemption Right will be considered to be a tax straddle subject to the rules of Section 1092 of the Code. The tax straddle rules will only apply if both
              (a) the Share is considered to be actively traded and (b) the Redemption Right is considered to be either (i) an "option" with respect to the Share or with respect to substantially identical stock or securities or (ii) a position with respect to substantially similar or related property (other than stock). Assuming that a Share and associated

              Redemption Right are considered to be a tax straddle, Temporary Treasury Regulations provide that the holding period of a Share that is part of that straddle generally will not begin earlier than the expiration of the Redemption Right with respect to that Share, unless the holder held the Share for more than one year prior to the acquisition of the Redemption Right.

         - Distribution Treatment. If a redemption of Shares is treated as a Code Section 301 distribution pursuant to the rules of Code
              Section 302 discussed above, the distribution will be treated as a dividend only to the extent of the Company's accumulated earnings and profits or its earnings and profits for the taxable year in which such distributions occur. Any distribution by the Company that is not a dividend will be treated first as a return of basis to the Share holder and then as gain from the sale or exchange of the Shares with respect to which the distribution is made.

              To the extent that the Company has earnings and profits and the distribution to a Share holder upon exercise of a Redemption Right is treated as a Code Section 301 distribution, corporate holders will generally be eligible for the dividends received deduction. This deduction generally equals 70% of the amount received as dividends, although corporations owning 20% or more of the stock of the Company will be eligible for an 80% deduction. Corporate holders would be eligible for the dividends received deduction only if, among other things, the Shares with respect to which the Redemption Right is exercised have been held for more than 45 days. Under Section 246(c) of the Code, the holding period of stock is suspended for any periods for which the holder has, among other things, (i) an option to sell such stock or (ii) a diminished risk of loss by holding one or more other positions with respect to substantially similar or related property. It is likely that the Redemption Right would be considered an option or other position triggering the suspension of the holding period under Section 246(c) of the Code.

              Section 246A of the Code reduces the dividends received deduction in the case of "debt-financed portfolio stock." Debt-financed portfolio stock is defined as portfolio stock, such as the Shares, acquired or carried by the corporate holder with indebtedness that is "directly attributable" to the investment in such stock. The reduction is generally a fraction, the numerator of which is the amount of the holder's indebtedness attributable to such stock and the denominator of which is the holder's adjusted tax basis in the stock.

              In addition, the amount of any distribution that is treated as a dividend and that is received by a corporate holder upon exercise of its Redemption Rights will be subject to the provisions of
              Section 1059 of the Code relating to "extraordinary dividends." If a distribution to a corporate Share holder upon exercise of a Redemption Right is subject to the rules of Section 1059, the tax basis of the holder's remaining Shares will be reduced by the amount of the dividend received deduction (the "non-taxed portion" of the dividend) attributable to the distribution. If the non-taxed portion exceeds the holder's tax basis in such remaining Shares, such excess will be treated as gain from the sale of Shares.

          - Backup Withholding. A beneficial owner may be subject to backup federal income tax withholding at a rate of 31% with respect to the amount of cash received pursuant to the exercise of the Redemption Rights unless the owner provides its tax identification number ("TIN") on the back of the Redemption Right Certificate and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A beneficial owner that does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service.

              If backup withholding applies to a beneficial owner, the transfer agent is required to withhold 31% from payments to such owner. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the beneficial owner upon filing an income tax return.

         EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE OFFER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         (b) Purchases. Neither Thermo Fibertek nor Thermo Electron owns any Redemption Rights. The Company anticipates that any officer or director of the Company or Thermo Electron who holds Redemption Rights will exercise those Redemption Rights.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Agreements Involving the Subject Company's Securities. In connection with the initial issuance of the Redemption Rights, Thermo Electron guaranteed on a subordinated basis the performance of the Company's financial obligations under the Redemption Rights. The Company and Thermo Electron also entered into an agreement pursuant to which the Company will repay any amounts paid by Thermo Electron pursuant to the guarantee.

ITEM 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purpose. The purpose of the Offer is to comply with the Company's obligations under the outstanding Redemption Rights. The Redemption Rights were issued in the Company's initial public offering in 1996 as units consisting of one share of Common Stock and one Redemption Right. The units were designed to offer purchasers of the Company's Common Stock with some protection against a decline in the market value of the Company's Common Stock by providing two one month periods during which the Company would repurchase the Common Stock at the initial offering price.

         (b) Use of Securities Acquired. If any Redemption Rights are exercised, the Shares acquired by redemption will be retired.

         (c) Plans. If, after the 2000 Exercise Period, the Company is eligible to deregister the Shares and the Redemption Rights under the Securities Exchange Act of 1934, as amended, the Company plans to evaluate the benefits and detriments of deregistration and may determine to deregister the Shares and the Redemption Rights.

Registration of the Shares under the Exchange Act may be terminated upon application by the Company to the SEC if the Shares are no longer listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Registration of the Redemption Rights under the Exchange Act may be terminated upon application by the Company to the SEC if the Shares are no longer listed on a national securities exchange and there are fewer than 300 record holders of the Redemption Rights.

         The American Stock Exchange may delist the Common Stock and/or the Redemption Rights if the redemption of Shares reduces the number of publicly held Shares or Redemption Rights or the number of holders of Common Stock or Redemption Rights to a number less than that required under the Exchange's minimum listing criteria. After the 2000 Exercise Period, we plan to evaluate the benefits and detriments of seeking to delist and may determine to delist the Common Stock and Redemption Rights.

         Thermo Fibertek may own more than 90% of outstanding Shares after the 2000 Redemption Period. In such circumstance, Thermo Fibertek would be eligible to merge the Company into Thermo Fibertek without any action by the Company, its Board of Directors or its stockholders other than Thermo Fibertek. While Thermo Fibertek does not currently plan to merge the Company into Thermo Fibertek, Thermo Fibertek plans to evaluate the benefits and detriments of a merger after the 2000 Exercise Period and may determine to merge Thermo Fibergen into Thermo Fibertek. The consideration in any such merger may differ from the redemption price.

         The Company has been approached by one of its customers with an offer to purchase and terminate the contract to operate the fiber recovery and water clarification system in Cowspen, South Carolina. The facility accounted for revenues of approximately $1,400,000 during the fiscal year ended January 1, 2000. The Company is currently negotiating such a transaction.

         The Company has a contractual right in 2001 to buy-out the minority interests in its Next Fiber Products joint venture. The Company has not determined whether to exercise such right or to seek to negotiate an earlier exercise date.

         Except for the foregoing, neither the Company, nor to the Company's knowledge any of its affiliates, currently have any plans, proposals or negotiations regarding:

              - any extraordinary transaction, such as a merger or liquidation;

              - any purchase, sale or transfer of a material amount of the Company's assets;

              -   any material change in the present dividend rate or policy;

              -   any change in the present board of directors or management;

              - any material change in the Company's corporate structure or business;

              -   any delisting of the Company's securities;

              - the acquisition by any person of additional securities of the Company; or

              - any change in the Company's Certificate of Incorporation or By-Laws.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. If all 4,715,000 Redemption Rights are exercised during the 2000 Exercise Period, the Company would have to make aggregate payments of $60,116,250. The Company intends to use its own working capital to fund the redemption payments. To the extent the Company's working capital is not sufficient, Thermo Fibertek has agreed to provide any required funds in the form of a loan. Any loan by Thermo Fibertek will be unsecured, repayable upon demand and bear interest at a floating rate equal to the 30-day Dealer Commercial Paper Rate plus 150 basis points, adjusted at the beginning of each fiscal month. The Company does not have any arrangement with respect to the repayment of any such loan.

         (b) Conditions. Not applicable.

         (d) Borrowed Funds. See Item 7(a).

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. As of July 31, 2000, Thermo Fibertek and Thermo Electron owned 10,419,350 Shares and 14,750 Shares, respectively. Neither Thermo Fibertek nor Thermo Electron owned any Redemption Rights as of July 31, 2000. See Schedule I for a complete listing of the aggregate number and percentage of the Company's Common Stock and Redemption Rights owned by each director and executive officer of the Company and Thermo Electron.

         (b) Securities Transactions. None of Thermo Electron, Thermo Fibertek or Thermo Fibergen have purchased any Common Stock since June 1, 2000. No director or officer of Thermo Electron or Thermo Fibergen has purchased or sold any Common Stock since June 1, 2000.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitations or Recommendations. The Company has not employed, retained or compensated any person to make solicitations or recommendations in connection with the exercise of the Redemption Rights.

ITEM 10.  FINANCIAL STATEMENTS.

         (a) Financial Information. The audited financial statements of the Company as of and for the fiscal years ended January 1, 2000 and January 2, 1999 are incorporated herein by reference to the Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for its fiscal year ended January 1, 2000 (the "Form 10-K"). Unaudited financial statements as of July 1, 2000 and for the six month periods ended July 1, 2000 and July 3, 1999 are incorporated herein by reference to the Financial Statements of the Company included in the Company's Quarterly Report on Form 10-Q for the period ended July 1, 2000 ("Form 10-Q").

         The Form 10-K and Form 10-Q are available for inspection at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. In addition, the Form 10-K and Form 10-Q are also available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006-1881.

         (b) Pro Forma Information. Not applicable.

         (c) Summary Information. Set forth below is certain selected financial information with respect to the Company excerpted or derived from the audited financial statements contained in the Company's Form 10-K, and the unaudited financial statements contained in the Company's Form 10-Q (collectively, the "Company Reports"). More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the SEC (which may be inspected or obtained in the manner set forth above), and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

         The selected financial information of the Company presented below as of and for the fiscal years ended January 1, 2000, January 2, 1999, January 3, 1998, December 28, 1996 and December 30, 1995 has been derived from the Company's Financial Statements, which have been audited by Arthur Andersen LLP. The selected financial information for the six months ended July 1, 2000, and July 3, 1999 has not been audited. The results of operations for the six months ended July 1, 2000 are not necessarily indicative of results for the entire year. The selected financial information presented below should be read in conjunction with the Company's Financial Statements and related notes set forth in the Form 10-K and the Form 10-Q. Copies of the Form 10-K and Form 10-Q are available from the Company by writing to the address set forth above under Item 2 or from the Commission at one of the addresses set forth above.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                           Six Months Ended
                                         ---------------------
                                          July 1,      July 3,
(In thousands except per share amounts)    2000         1999      1999(a)      1998       1997       1996(b)      1995
---------------------------------------  --------     --------    -------     -------    -------     -------    --------
STATEMENT OF OPERATIONS DATA:
Revenues                                 $  4,479      $ 4,327    $ 8,579     $ 5,276    $ 4,836     $ 2,223    $    --
Net Income (Loss)                             419          561      1,040         399      1,098        (367)      (601)
Earnings (Loss) per Share:
 Basic                                        .03          .04        .07         .03        .07        (.03)      (.06)
 Diluted                                      .03          .03        .07         .02        .07        (.03)      (.06)
Weighted Average Shares:
 Basic                                     14,165       14,523     14,389      14,715     14,715      11,321     10,000
 Diluted                                   14,543       16,115     15,540      16,867     16,414      11,321     10,000


BALANCE SHEET DATA (AT END OF
PERIOD):
Working Capital                          $(10,267)     $53,133    $(9,167)    $55,909    $58,609     $56,477    $    --
Total Assets                               71,132       68,012     72,438      71,116     70,164      71,033         --
Common Stock Subject to
  Redemption                                   --       58,802         --      58,260     57,176      56,087         --
Shareholders' Investment                    5,668        7,409      5,640      11,242     11,959      11,921         --

OTHER DATA:
Book Value per Share                     $    .40      $   .52    $   .40     $   .76
Cash Dividends                                 --           --         --          --         --          --         --
Ratio of Earnings to Fixed Charges(c)         n/a        1.03x        n/a         n/a
Ratio of Earnings to Fixed Charges
 Coverage Deficiency                     $    556          n/a    $   126     $ 1,142

Ratio of Earnings to Fixed Charges
for Thermo Fibertek Inc.                    3.76x        4.86x      4.00x       4.02x

(a) Reflects the reclassification of common stock subject to redemption to current liabilities.

(b) Reflects the transfer of $12.5 million in cash to the Company from Thermo Fibertek in connection with the capitalization of the Company in February 1996, the acquisition of Grantek in July 1996, and the net proceeds from the Company's initial public offering in September 1996.

(c) For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income before taxes and minority interest, plus fixed charges. "Fixed charges" consist of interest expense, accretion of common stock subject to redemption, and one-third of rental expense, which is deemed to be the interest component of such rental expense.


ITEM 11.  ADDITIONAL INFORMATION.

         (a)    Agreements, Regulatory Requirements and Legal Proceedings. None

         (b)    Other Material Information.  None

ITEM 12.   EXHIBITS.

         (a)(1) Notice, dated July 28, 2000, of commencement of redemption period

         (a)(2) Form of Redemption Right Certificate

         (a)(3) Form of letter to brokers, dealers and other financial intermediaries

         (a)(4) Form of letter to clients of brokers, dealers and financial intermediaries

         (b)    Not applicable

         (d)    Not applicable

         (g)    Not applicable

         (h)    Not applicable

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEM 1.   SUMMARY TERM SHEET  See Item 1 of Schedule TO above.

         ITEM 2.   SUBJECT COMPANY INFORMATION.

                  (a)-(c)  See Item 2 of Schedule TO above.

                  (d) The Company has not declared any dividends since its initial public offering in 1996. Other than the requirements of Delaware law, there are no legal or contractual restrictions on the Company's ability to declare dividends.

                  (e) The Company has not made an underwritten public offering of its securities during the past three years.

                  (f) The Company has not purchased any Redemption Rights during the past two years. The following table sets forth the number of Shares purchased by the Company, the range of prices paid and the average purchase price for each quarter during the fiscal year ended January 1, 2000. Except as provided in the following table, the Company has not purchased any Shares during the two year period ending July 31, 2000.


FISCAL YEAR ENDED JANUARY 1, 2000:            SHARES PURCHASED        PRICE RANGE          AVERAGE PURCHASE PRICE
----------------------------------            ----------------        -----------          ----------------------
   1st Quarter...............................     250,000                $8.906                  $ 8.906
-----------------------------------------------------------------------------------------------------------------
   2nd Quarter...............................     152,600           $ 9.238 - 14.425             $10.477
-----------------------------------------------------------------------------------------------------------------
   3rd Quarter...............................      69,100           $11.238 - 11.363             $11.336
-----------------------------------------------------------------------------------------------------------------
   4th Quarter...............................      82,700           $10.800 - 11.175             $11.017
-----------------------------------------------------------------------------------------------------------------


         ITEM 3.      IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a)-(c)  See Item 3 of Schedule TO above.

         ITEM 4.      TERMS OF THE TRANSACTION.

                  (a) and (b)  See Item 4 of Schedule TO above.

                  (c) Different Terms.  All holders of Redemption Rights will be treated equally in the transaction.

                  (d) Appraisal Rights.  Not applicable.

                  (e) Provisions for Unaffiliated Security Holders. The Company has not made any provisions in connection with the Redemption Rights to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

                  (f) Eligibility for Listing or Trading. The transaction does not involve the offer of securities of the Company in exchange for equity securities held by unaffiliated security holders of the Company.

         ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) Transactions. At July 1, 2000, $12,288,000 of the Company's cash equivalents were invested in a cash management arrangement with Thermo Electron. This arrangement with Thermo Electron has been terminated. Under this arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bore interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron was contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly-owned subsidiaries. The Company had the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. In addition, under this domestic cash management arrangement, amounts borrowed from Thermo Electron for domestic cash management purposes bore interest at the 30-day Dealer Commercial Paper Rate plus 150 basis points, set at the beginning of each month. The Company had no borrowings under this arrangement at July 1, 2000.

         As of July 1, 2000, $342,000 was owed to the Company by Thermo Electron and its other subsidiaries for taxes, net of amounts owed to Thermo Electron and its other subsidiaries for amounts due under a services agreement with Thermo Electron and related administrative charges, for other products and services, and for miscellaneous items. The largest amount due to the Company from Thermo Electron and its other subsidiaries since January 3, 1999 was $377,000. These amounts do not bear interest and are expected to be paid to the Company in the normal course of business.

         In March 1999, the Company purchased 250,000 shares of Common Stock from Thermo Electron for an aggregate purchase price of $2,227,000. The purchase price was the fair market value of the shares of Common Stock. The fair market value of such shares was determined based on the average of the closing prices of the Common Stock as reported on the American Stock Exchange for the five trading days preceding March 18, 1999, the date the parties entered into a definitive stock purchase agreement. Thermo Electron had previously purchased the shares of Common Stock in open market transactions for an aggregate purchase price of approximately $1,970,000.

         On January 31, 2000, Thermo Electron announced a reorganization plan involving itself and certain of its subsidiaries, including the Company. Thermo Electron announced that it plans to spin off its equity interest in Thermo Fibertek as a dividend to Thermo Electron's shareholders. When the spinoff is completed, Thermo Fibertek will no longer be a subsidiary of Thermo Electron and will have its own entirely separate and independent board of directors and management team. The completion of this transaction is subject to a number of conditions, including receipt of a favorable ruling by the Internal Revenue Service regarding the tax treatment of the spinoff and final action by the board of directors of Thermo Electron. The Company will remain a subsidiary of Thermo Fibertek after the spinoff.

         The human resources committee of the Company's board of directors (the "Committee") established a stock holding policy that requires its chief executive officer to acquire and hold a minimum number of shares of Common Stock. In order to assist the chief executive officer in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company may make interest-free loans to the chief executive officer, to enable him to purchase Common Stock in the open market. Loans will be repayable upon the earlier of demand or the tenth anniversary of the date of the loan, unless otherwise determined by the Committee. No such loans are outstanding.

                  (b)-(c) Significant Corporate Events; Negotiations or Contacts. There have been no negotiations, transactions or material contacts between the Company and any of its affiliates with respect to any merger, consolidation, acquisition, tender offer, the election of the Company's board of directors or the sale or other transfer of a material amount of the Company's assets.

                  (e) Agreements Involving the Subject Company's Securities. See Item 5 of Schedule TO above.

         ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS. See Item 6 of Schedule TO above.

         ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                  (a) Purpose. The purpose of the Offer is to comply with the Company's obligations under the outstanding Redemption Rights. The Redemption Rights were issued in the Company's initial public offering in 1996, as units consisting of one share of Common Stock and one Redemption Right. The units were designed to offer purchasers of the Company's Common Stock some protection against a decline in the market value of the Company's Common Stock by providing two one month periods during which the Company would repurchase the Common Stock at the initial offering price.

                  (b)   Alternatives.  Not applicable.

                  (c) Reasons. The structure and timing of the transaction are required by the terms of the Company's outstanding Redemption Rights.

                  (d)   Effects.

         Possible Effects of the Offer. The redemption of Shares pursuant to the Offer would reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares. This could adversely affect the liquidity and market value of the remaining Shares held by the public.

         American Stock Exchange Listing. The Shares would be delisted if the redemption of Shares reduces the number of publicly held Shares to a number less than that required under the American Stock Exchange's minimum listing criteria. Similarly, the exercise of Redemption Rights may result in the remaining Redemption Rights being delisted. The listing requirements of the American Stock Exchange require that an issuer have at least 200,000 publicly held shares, held by at least 300 stockholders, with a market value of at least $1,000,000, and have stockholders' equity of at least $2,000,000 or $4,000,000 (depending on the profitability levels during the issuer's four most recent fiscal years).

         In the event that the Shares or Redemption Rights no longer meet the requirements for listing on the American Stock Exchange, it is possible that the Shares or Redemption Rights would continue to trade in the over-the-counter market and that price or other quotations might still be available from other sources. The extent of the public market for the Shares or Redemption Rights and the availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of such Shares or Redemption Rights remaining at such time, the interest in maintaining a market in such Shares or Redemption Rights on the part of securities firms, the possible termination of registration of such Shares or Redemption Rights under the Exchange Act, as described below, and other factors. The Company cannot predict whether a reduction in the number of Shares or Redemption Rights that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or Redemption Rights or whether it would cause future market prices of Shares to be greater or less than the Redemption Price.

         Exchange Act Registration. The Shares and Redemption Rights are currently registered under the Exchange Act. If a sufficient number of holders of Redemption Rights surrender Shares for redemption during the 2000 Exercise Period, the Company could deregister the Shares and the Redemption Rights, in which case the Company's reporting obligations under the Exchange Act would terminate. If, after the 2000

Exercise Period, the Company is eligible to terminate the registration of its Common Stock and Redemption Rights under the Exchange Act, it plans to evaluate the benefits and detriments of such deregistration. Registration of the Shares and the Redemption Rights may be terminated upon application by the Company to the Commission if the Shares or the Redemption Rights are no longer listed on a national securities exchange and there are fewer than 300 record holders of the Shares or the Redemption Rights.

         The termination of the registration of the Shares and Redemption Rights under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of the Shares and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of the securities pursuant to Rule 144 under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the American Stock Exchange.

         Margin Regulations. The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("purpose loans"). Following the redemption of Shares pursuant to the Offer, depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for purpose loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

         See "Certain Federal Income Tax Consequences" under Item 4 to Schedule TO above.

         ITEM 8.      FAIRNESS OF THE TRANSACTION.

                  (a) and (b) Fairness; Factors Considered in Determining Fairness. In connection with the 2000 Exercise Period, the Board of Directors of the Company (the "Board") has not taken any action to set the Redemption Price or the redemption period, each of which was fixed at the time of the Company's initial public offering in 1996.

                  At a meeting held on August 29, 2000, the Board determined that the terms of the Offer, including the Redemption Price, were fair to the stockholders of the Company other than Thermo Fibertek and its affiliates who elect to exercise Redemption Rights during the 2000 Exercise Period. In making that determination, the Board considered many factors that reflect upon the substantive and procedural fairness of the Offer. The Board considered the fairness of the redemption price in light of:

                   - the current market value of the Common Stock, both alone and in combination with Redemption Rights;

                   - the historical market price of the Common Stock, both alone and in combination with Redemption Rights;

                   - the prices paid by the Company and its affiliates in open market purchases of the Common Stock since the IPO;

                   -   the net book value per share; and

                   - a comparison of the ratio of revenue to market capitalization of the Company with similar data for selected publicly traded companies engaged in businesses which the Board judged to be analogous to the Company's business.

The Board also considered the procedural fairness of the terms of the Offer.

                  In determining that the terms of the Offer, including the Redemption Price, were fair to the stockholders of the Company other than Thermo Fibertek and its affiliates who elect to exercise Redemption Rights during the 2000 Exercise Period, the Board considered the following:

                   - The Board considered the current market value of the Common Stock and the Redemption Rights. At August 25, 2000, the market value of the Common Stock and the Redemption Rights were $12.00 and $0.75, respectively. In recent months, the market value of the Common Stock has been at a slight discount to the Redemption Price and the combined market value of the Common Stock and the Redemption Rights has been at a slight premium to the Redemption Price. The Board believes that the Redemption Price, less a discount reflecting the return that could be earned on an equivalent investment until the redemption payment date, is acting as a floor on the value of the Common Stock. Once the Redemption Rights expire, the Board believes that it is likely that the market value of the Common Stock may move to a price substantially below this floor.

                   - Since the Company's initial public offering, the Company, Thermo Fibertek and Thermo Electron have repurchased an aggregate of 1,241,150 shares of Common Stock at prices ranging from $7.80 to $14.425 per share, with a weighted average purchase price of $9.11 per share. The Company, Thermo Fibertek and Thermo Electron have not purchased any Redemption Rights. The Board noted that the average repurchase price for the Common Stock paid by the Company, Thermo Fibertek and Thermo Electron was below the Redemption Price.

                   - The Board also noted that the Company has not received any offers from third parties to purchase the outstanding shares of the Company, to merge the Company with another entity or to sell substantially all of the assets of the Company to a third party.

                   - Using publicly available information, the Board compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which the Board judged to be comparable to the Company. The companies selected by the Board were Trex Company, Inc. and U.S. Plastic Lumber Corp. Both companies manufacture and sell plastic lumber in competition with the Company's fiber-based composites. Trex Company is the nation's largest manufacturer of non-wood decking. U.S. Plastic Lumber is a significant competitor in the plastic wood market and also provides environmental recycling services. Both Trex Company and U.S. Plastic Lumber are established competitors in the plastic lumber business with significant current revenues and operating profits. Since the Company is at a much earlier stage of development, it is difficult to rely on comparisons of current financial performance with Trex Company and U.S. Plastic Lumber to establish a valuation analysis for the Company. There are no comparable public companies that compete with the Company in its other lines of business -- fiber-recovery and water-clarification services, and cellulose-based products.

                       Because both Trex Company and U.S. Plastic Lumber are profitable while the Company has minimal earnings, the Board believes that comparisons based on multiples of earnings are of limited value. Trex Company is trading at a multiple of 30.0 times trailing 12 month earnings per share of $1.29, based upon its closing stock price on August 23, 2000. U.S. Plastic Lumber is trading at a multiple of 18.8 times trailing 12 month earnings per share of $0.18. based upon its closing stock price on August 23, 2000. Based on these multiples, the Company's implied value would range from $1.13 to $1.80 per share, significantly below the Redemption Price.

                       Deriving a valuation for the Company based on a multiple of revenues also yields a figure much lower than the Redemption Price, although the Board again believes that such comparison needs to be considered in light of the comparative stage of the Company's development. Trex Company's market value at August 23, 2000 was 5.13 times trailing 12 month revenues, while U.S. Plastic Lumber traded at such date at 0.78 times trailing 12 month revenues. Based on these multiples, the Company's implied value would range from $0.48 to $3.16 per share.

                  - The Board considered that the Redemption Price reflected a substantial premium over the net book value per Share (adjusted to treat the Common Stock subject to redemption as equity) of $4.63 as of July 1, 2000. However, the Board does not believe that net book value per Share is particularly meaningful.

                  - The Board considered that the repurchase of Shares pursuant to the Redemption Rights was procedurally fair to the Company's stockholders. The Board did not believe that the Redemption Rights are coercive. No stockholder who wished to remain a stockholder of the Company was being forced to sell such stockholder's interest in the Company. Since the Redemption Rights are publicly traded, any investor who only owned Common Stock could purchase the Redemption Rights, at a price set by the market and not the Company, in order to surrender such holder's Shares. In addition, the Company stockholders and the market generally have been fully informed of the existence of the Redemption Rights since the Company's initial public offering. Consequently, the holders of these instruments purchased them with knowledge of, and at a price that was reflective of, the redemption period in September 2000. While a stockholder vote is not required for the Company to honor its Redemption Rights, the Company's obligations have been clearly disclosed to stockholders prior to their purchase of either the Common Stock or the Redemption Rights.

                  - The Board also considered that it has a contractual obligation to the holders of the Redemption Rights to repurchase Shares properly surrendered for redemption, which obligation is not contingent upon the fairness of the consideration to surrendering stockholders.

         On the basis of the forgoing factors, the Board determined that the terms of the Offer, including the Redemption Price, were fair to stockholders who elect to surrender their Shares for redemption during the 2000 Exercise Period.

         The Board did not consider the liquidation value of the Company to be a true indicator of the Company's value because there is no intention to liquidate the Company.

         The Board did not retain an investment bank to advise the Board as to the fairness of the Redemption Price. In the Board's view, such a "fairness opinion" would cause the Company to incur a significant expense and would not materially affect the transaction, as the Company is contractually obligated to honor any exercise of the Redemption Rights whether or not the investment bank advised the Board that the Redemption Price is fair.

                  (c) Approval of Security Holders. The exercise of the Redemption Rights, and the Company's redemption of the Shares surrendered for redemption, are not subject to approval by a majority of the holders of the Company's Common Stock.

                  (d) Unaffiliated Representatives. The Board of Directors has not retained an unaffiliated representative to act on behalf of the Company's stockholders.

                  (e) Approval of Directors. Exercise of the Redemption Rights, and the Company's redemption of the Shares surrendered for redemption, is not subject to approval of the Company's Board of Directors.

                  (f) Other Offers. The Company has not received any other offer for the sale of the Company.

         ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

                  (a) Report, Opinion or Appraisal. The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transaction.

                  (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

                  (c) Availability of Documents. Not applicable.

         ITEM 10.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a), (b) and (d)  See Item 7 of Schedule TO above.

                  (c) Expenses. The following is an estimate of fees and expenses to be incurred by the Company in connection with the redemption:


LEGAL............................................   $50,000.00
FILING...........................................    12,023.25
MISCELLANEOUS....................................    37,976.75
                                                   -----------
                                                   $100,000.00
                                                   ===========

         ITEM 11. INTEREST IN SECURITIES OF SUBJECT COMPANY. See Item 8 of Schedule TO above.

         ITEM 12.     THE SOLICITATION OR RECOMMENDATION.

                  (d) Intent to Tender or Vote in a Going-private Transaction. The Company anticipates that the directors and executive officers of the Company and Thermo Electron who own Redemption Rights will exercise such rights in the 2000 Exercise Period.

                  (e) Recommendations of Others. No officer or director of the Company or any of its affiliates has made a recommendation with respect to the Redemption Rights.

         ITEM 13. FINANCIAL  STATEMENTS.  See Item 10 of Schedule TO above.

         ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a) Solicitation or Recommendations. See Item 9 of Schedule TO above.

                  (b) Employees and Corporate Assets. Not applicable.

         ITEM 15. ADDITIONAL INFORMATION.  See Item 9 of Schedule TO above.

         ITEM 16. EXHIBITS.

                  (c) See form of Guarantee included in Exhibit (a)(2).

                  (f) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   THERMO FIBERGEN INC.


                                   By: /s/ Yiannis A. Monovoukas
                                   ---------------------------------
                                   Name:  Yiannis A. Monovoukas
                                   Title:  President and Chief Executive Officer


Date: August 30, 2000

                                   SCHEDULE I

                     MEMBERS OF THE BOARDS OF DIRECTORS AND
              EXECUTIVE OFFICERS OF THE COMPANY AND THERMO ELECTRON

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The name, business address, position with the Company, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to the Company, each individual is a United States citizen and each individual's business address is 8 Alfred Circle, Bedford, Massachusetts 01730. Unless otherwise indicated, to the knowledge of the Company, no director or executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DR. YIANNIS A. MONOVOUKAS     Dr. Monovoukas, 39, has been president, chief
                              executive officer and a director of the Company since its incorporation in February 1996. Dr.
                              Monovoukas was a corporate business analyst with Thermo Electron from July 1995 to February 1996.
                              From 1993 through June 1995, Dr. Monovoukas was a graduate student at the Harvard Business School.

THEO MELAS-KYRIAZI            Mr. Melas-Kyriazi, 41, has been a vice president,
                              of Thermo Electron since March 1998 and has been chief financial officer of the Company and Thermo
                              Electron since January 1999. Prior to his appointment as a vice president at Thermo
                              Electron, Mr. Melas-Kyriazi served as president and chief executive officer of ThermoSpectra
                              Corporation, a wholly-owned subsidiary of Thermo
                              Electron that develops, manufactures, and markets precision imaging, inspection, measurement, and temperature-control instrumentation for customers in an array of industries from its inception until March 1998. Mr. Melas-Kyriazi is a citizen of Greece.

ANNE T. BARRETT               Ms. Barrett, 70, has been a director of the
                              Company since July 1996. Ms. Barrett has been an independent consultant on investor relations and communications matters since her retirement from Thermo Electron in November 1993. Prior to that time, Ms. Barrett was director of corporate communications for Thermo Electron for more than five years.

FRANCIS L. MCKONE             Mr. McKone, 66, has been a director of the Company
                              since March 1998. Mr. McKone is the chief executive officer and chairman of the board of Albany International Corp., a worldwide supplier of paper- machine fabrics, positions he has held since 1993 and 1998, respectively. From 1984 to 1998, he was also president of Albany
                              International Corp. and from 1984 to 1993, he was that company's co-chief executive officer. He is also a director of Albany International Corp. and Thermo Fibertek Inc.

JONATHAN W. PAINTER           Mr. Painter, 41, has been a director of the
                              Company since its incorporation in February 1996.
                              Mr. Painter has been executive vice president, operations, of Thermo Fibertek since September
                              1997, was treasurer of Thermo Electron from August
                              1994 through June 1997, and was treasurer of Thermo Fibertek from October 1994 through June
                              1997.

WILLIAM A. RAINVILLE          Mr. Rainville, 58, has been chairman of the board
                              and a director of the Company since its
                              incorporation in February 1996. Mr. Rainville has been president and chief executive officer of Thermo Fibertek since its inception in November
                              1991 and a director of Thermo Fibertek since
                              January 1992. Mr. Rainville has been the chief operating officer, recycling and resource recovery, of Thermo Electron since September 1998.
                              He was a senior vice president of Thermo Electron from March 1993 through September 1998. Mr.
                              Rainville is also a director of Thermo Fibertek and Thermo TerraTech Inc.

ROGER D. WELLINGTON           Mr. Wellington, 73, has been a director of the
                              Company since April 1998. Mr. Wellington serves as the president and chief executive officer of Wellington Consultants, Inc. and of Wellington
                              Associates Inc., international business consulting firms he founded in 1994 and 1989, respectively.
                              Mr. Wellington is also a director of Photoelectron
                              Corporation.



         Stock Ownership. The following table sets forth the aggregate number and percentage of the Company's Common Stock owned by each director and executive officer of the Company as of June 30, 2000. Except for Mr. Rainville, no director or executive officer of the Company owned any Redemption Rights as of June 30, 2000.


NAME (1)                            NUMBER OF SHARES(2)
--------                            -------------------
Dr. Yiannis A. Monovoukas                134,450
Theo Melas-Kyriazi                        27,000
Anne T. Barrett                           22,000
Francis L. McKone                         18,037
Jonathan W. Painter                       21,000
William A. Rainville (3)                  78,000
Roger D. Wellington                       13,625

All directors and current executive
officers as a
group (7 persons)                        314,112

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of Common Stock beneficially owned by Mr. Monovoukas, Mr. Melas-Kyriazi, Ms. Barrett, Mr. McKone, Mr. Painter, Mr. Rainville and Mr. Wellington and all directors and current executive officers as a group include 120,000, 27,000, 21,000, 16,000, 20,000, 75,000, 12,000 and 291,000 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 2000, through the exercise of stock options. Shares beneficially owned by Mr. McKone and Mr. Wellington and by all directors and current executive officers as a group include 1,937, 1,625 and 3,562 shares, respectively, allocated through April 1, 2000, to their respective accounts maintained under the Company's Deferred Compensation Plan. None of the directors or the chief executive officer owned more than 1% of the Common Stock outstanding as of June 30, 2000; all directors and current executive officers as a group beneficially owned 2.20% of the Common Stock outstanding as of such date.

(3) As of June 30, 2000, Mr. Rainville also beneficially owned 1,500 Redemption Rights.

DIRECTORS AND EXECUTIVE OFFICERS OF THERMO ELECTRON

         The name, business address, position with Thermo Electron, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Thermo Electron, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Thermo Electron, each individual is a United States citizen and each individual's business address is 81 Wyman Street, Waltham, Massachusetts 02454. Unless otherwise indicated, to the knowledge of the Company, no director or executive officer of Thermo Electron has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Thermo Electron was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


SAMUEL W. BODMAN              Mr. Bodman, 61, has been a director of Thermo
                              Electron since May 1999. Since 1988, Mr. Bodman has served as the chairman and chief executive officer of Cabot Corporation, a manufacturer of specialty chemicals and materials located at 75
                              State Street, Boston, MA 02109. Mr. Bodman is also a director of Cabot Corporation, John Hancock
                              Mutual Life Insurance Company, Security Capital
                              Group Incorporated and Westvaco Corporation.

PETER O. CRISP                Mr. Crisp, 67, has been a director of Thermo
                              Electron since 1974. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm located at 30 Rockefeller Plaza, New York, NY 10112, for more than five years until his retirement in September 1997. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997. Mr. Crisp is also a director of American Superconductor Corporation,
                              Evans & Sutherland Computer Corporation, NovaCare
                              Inc., and United States Trust Corporation.

MARIJN E. DEKKERS             Dr. Dekkers, 42, has been a director, president
                              and chief operating officer of Thermo Electron since July 2000. From 1999 to July 2000, Dr.
                              Dekkers was president of the electronic materials division of Honeywell International (formerly
                              Allied Signal Co.), a manufacturer of automated controls for the aerospace, automotive, pharmaceutical, fibers and plastics industries, and also was vice president, general manager of Honeywell International's specialty films division from 1995 to 1999. For the ten years prior to 1995, Dr. Dekkers held various operating positions with General Electric Co. Mr. Dekkers is a citizen of the Netherlands.

ELIAS P. GYFTOPOULOS          Dr. Gyftopoulos, 72, has been a director of Thermo
                              Electron since 1976. Dr. Gyftopoulos is Professor
                              Emeritus of the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo
                              Cardiosystems Inc. and Trex Medical Corporation.

FRANK JUNGERS                 Mr. Jungers, 73, has been a director of Thermo
                              Electron since 1978. Mr. Jungers has been a consultant on business and energy matters since
                              1977. His business address is 822 N.W. Murray
                              Boulevard, Suite 242, Portland, OR 97229. Mr.

                             Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Inc. and Statia Terminals Group N.V.

JIM P. MANZI                 Mr. Manzi, 48, has been a director of Thermo
                             Electron since May 2000. He was the chairman, president and chief executive officer of Lotus
                             Development Corporation, a software manufacturer, from 1984 until 1995. Since leaving Lotus, he has been involved in a number of technology startup ventures, primarily related to the Internet.

ROBERT A. MCCABE             Mr. McCabe, 65, has been a director of Thermo
                             Electron since 1962. He has been the chairman of Pilot Capital Corporation located at 444 Madison
                             Avenue, Suite 2103, New York, NY 10022, which is engaged in private investments, since 1998. Mr.
                             McCabe was the president of Pilot Capital
                             Corporation from 1987 to 1998. Mr. McCabe is also a director of Atlantic Bank & Trust Company, Burns
                             International Services Corporation, and Church &
                             Dwight Company.

HUTHAM S. OLAYAN             Ms. Olayan, 46, has been a director of Thermo
                             Electron since 1987. She has served since 1995 as president and a director of Olayan America
                             Corporation, a member of the Olayan Group, and as president and a director of Competrol Real Estate
                             Limited, another member of the Olayan Group, from 1986 until its merger into Olayan America
                             Corporation in 1997. The surviving company which is located at 505 Park Avenue, Suite 1100, New York,
                             NY 10022, is engaged in private investments, including real estate, and advisory services. Ms.
                             Olayan is also a director of Trex Medical
                             Corporation. Mr. Olayan is a citizen of Saudi
                             Arabia.

ROBERT W. O'LEARY            Mr. O'Leary, 56, has been a director of Thermo
                             Electron since June 1998. He has been the president and chief executive officer of PacifiCare Health
                             Systems, Inc., a managed health services company located at 3120 Lake Center Drive, Santa Ana, CA
                             92704, since July 2000. From 1995 to July 2000, Mr.
                             O'Leary was the president and chairman of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems. Mr. O'Leary is also a director of Smiths Industries Plc and Eco Soil
                             Systems, Inc.

RICHARD F. SYRON             Dr. Syron, 56, has been a director of Thermo
                             Electron since September 1997, its chief executive officer since June 1999 and chairman of the board since January 2000. He also served as President of Thermo Electron from June 1999 to July 2000. From
                             April 1994 until May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange Inc. located at 86 Trinity
                             Place, New York, NY 10006-1881. Dr. Syron is also a director of Dreyfus Corporation, The John Hancock
                             Corporation, and Thermo Fibertek Inc.

BRIAN D. HOLT                Mr. Holt, 51, became the chief operating officer,
                             energy and environment, of Thermo Electron in September 1998. Mr. Holt has been the president and chief executive officer of Thermo Ecotek
                             Corporation, a majority-owned subsidiary of Thermo
                             Electron located at 245 Winter Street, Waltham, MA
                             02451, that is involved in clean-power resources, clean fuels, and naturally derived products for protecting crops since February 1994. From March
                             1996 to September 1998, he was a vice president of Thermo Electron. Mr. Holt is also a director of Thermo TerraTech Inc.

JOHN T. KEISER               Mr. Keiser, 64, became chief operating officer,
                             biomedical, of Thermo Electron in September 1998 and was a vice president from April 1997 until his promotion. He has also been the president of Thermo
                             Electron's wholly owned biomedical group, a manufacturer of medical equipment and instruments, since 1994. Mr. Keiser is a director of Thermo
                             Cardiosystems Inc., and Trex Medical Corporation.

THEO MELAS-KYRIAZI           Mr. Melas-Kyriazi, 40, has been a vice president,
                             of Thermo Electron since March 1998 and its chief financial officer since January 1999. Prior to his appointment as a vice president at Thermo Electron, Mr. Melas-Kyriazi served as president and chief executive officer of ThermoSpectra Corporation, a wholly-owned subsidiary of Thermo Electron that develops, manufactures, and markets precision imaging, inspection, measurement, and temperature-control instrumentation for customers in an array of industries from its inception until March 1998. Mr. Melas-Kyriazi is a citizen of Greece.

WILLIAM A. RAINVILLE          Mr. Rainville, 58, became chief operating officer,
                              recycling and resource recovery, of Thermo
                              Electron in September 1998. Prior to that time, Mr. Rainville was a senior vice president of Thermo Electron from March 1993 to September 1998;
                              and a vice president of Thermo Electron from 1986 to 1993. He has been president and chief executive officer of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron located at 245
                              Winter Street, Waltham, MA 02451 that develops and manufactures equipment and products for the papermaking and paper-recycling industries, since its inception in 1991. Mr. Rainville is also a director of Thermo Fibergen Inc., Thermo Fibertek
                              Inc. and Thermo TerraTech Inc.


         Stock Ownership. The following table sets forth the aggregate number and percentage of the Company's Common Stock owned by each director and executive officer of Thermo Electron as of June 30, 2000. Except for Mr. Jungers and Mr. Rainville, no director or executive officer of the Thermo Electron owned any of the Company's Redemption Rights as of June 30, 2000.


NAME (1)                            NUMBER OF SHARES(2)
--------                            -------------------
Samuel W. Bodman                               0
Peter O. Crisp                             1,000
Marijn E. Dekkers                              0
Elias P. Gyftopoulos                       1,000
Frank Jungers (3)                          4,000
Jim P. Manzi                                   0
Robert A. McCabe                           1,000
Hutham S. Olayan                           2,000
Robert W. O'Leary                              0
Richard F. Syron                               0
Brian D. Holt                              2,000
John T. Keiser                                 0
Theo Melas-Kyriazi                        27,000
William A. Rainville (3)                  78,000

All directors and current executive
officers as a group (14 persons)         116,000

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of Common Stock of the Company beneficially owned by Mr. Crisp,
Dr. Gyftopoulos, Mr. Jungers, Mr. McCabe, Ms. Olayan, Mr. Holt, Mr. Melas-Kyriazi and Mr. Rainville and all directors and current executive officers as a group include 1,000, 1,000, 1,000, 1,000, 1,000, 2,000, 27,000, 75,000 and
109,000 shares, respectively, that such person or group had the right to acquire within 60 days of June 30, 2000, through the exercise of stock options. The directors and the named executive officers did not individually, and the directors and current executive officers as a group did not, beneficially own more than 1% of the Company's Common Stock outstanding as of June 30, 2000.

(3) As of June 30, 2000, Mr. Jungers and Mr. Rainville also beneficially owned 1,500 and 1,500 Redemption Rights, respectively.

                                  EXHIBIT INDEX



EXHIBIT     DESCRIPTION
-------     -----------
12(a)(1)    Notice, dated July 28, 2000, of pending commencement of redemption period (filed with Thermo Fibergen's Tender Offer Statement on
            Schedule TO-C [File No. 005-51361] and incorporated herein by reference).

12(a)(2) Form of Redemption Right Certificate (filed as Exhibit 4.4 to Thermo Fibergen's Registration Statement on Form S-1 [Reg. No. 333-07585] and incorporated herein by reference).

12(a)(3) Form of letter to brokers, dealers and other financial intermediaries

12(a)(4) Form of letter to clients of brokers, dealers and financial intermediaries